

Mailstop 3561

October 21, 2016

Mr. Richard Tyrrell
Chief Executive and Chief Financial Officer
Hoegh LNG Partners LP
Wessex House, 5th Floor
45 Reid Street
Hamilton, HM 12 Bermuda

Re: Hoegh LNG Partners LP
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 28, 2016
File No. 001-36588

Dear Mr. Tyrrell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Selected Financial Data
Non-GAAP Measures, page 9

1. Please revise the charts in this section on pages 10 and 11 for consistency with those presented on page F-24 and F-25. Specifically, the tables included in the financial statement footnote contain a column titled "eliminations," which appears to be the conversion of the proportional consolidation method back to the equity method for financial statement purposes. Further, please add footnote explanations to this column here and on pages F-24 and F-25 that describes what these eliminations represent. You should fully explain the nature of any other items considered in this column, to the extent material.

2. We note that your calculation of Adjusted EBITDA adds back the principal portion of the cash received related to the direct finance lease receivable, essentially adjusting results upward, in order to "assist investors in comparing your results to other investment

alternatives that account for time charters as operating leases rather than financial leases." Please note that Question 100.04 of the Compliance and Disclosure Interpretation on non-GAAP measures issued May 17, 2016 specifically states that non-GAAP measures that substitute individually tailored recognition and measurement methods for any financial statement line item for those of GAAP could violate Rule 100(b) of Regulation G. Please tell us how your presentation of Adjusted EBITDA here and in your quarterly press releases, which also include adjustments for above-market charters and amortization of deferred revenue, is consistent with this guidance.

Critical Accounting Estimates
Time Charter Revenue Recognition, page 116

3. Please tell us in your response how the time charter agreements for the Hoegh Gallant and PGN FSRU Lampung differ, causing one to be treated as an operating lease and the other to be treated as a direct financing lease. To the extent criteria set forth in FASB ASC 840-10-25-1d related to minimum lease payments has been met in the Lampung charter agreement, please provide to us your calculation of the present value of the minimum lease payments at the beginning of the lease term, and how you bifurcated the time charter payment into time charter services revenue and direct financing lease payment (principal and interest). As a related matter, please revise your disclosure here and elsewhere in your filing, as applicable, to discuss these differences.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at (202) 551-3304 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure